GRASIM
ADITYA BIRLA GROUP

82-3322

02049519

By Air Mail

1st August, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

SUPPL

02 AUG 27 AM 8:

Dear Sir,

This is to inform you that at a meeting of the Board of Directors of our Company held today, the Company has decided to sell to ONGC Ltd. 1,503,79,023 Equity Shares of Mangalore Refinery and Petrochemicals Limited at a price of Rs.4... per share. The completion of the sale is subject to the satisfaction of certain conditions precedent to be set out in a Share Purchase Agreement, which is intended to be executed shortly.

Thanking you,
Yours faithfully,

Sanjeev Bafna
Sr. Vice President (Corp. Finance)

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/27

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Narirnan Point, Mumbai - 400 021 • Tel.: 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O.Birlagram, Nagda - 456 331 (M.P.)